Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

This announcement is for information purposes only and does not constitute, and is not intended to be, an invitation or offer to acquire, purchase or subscribe for, or offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Neither this announcement nor any content contained herein shall form the basis of any contract or commitment whatsoever. Such offer or invitation will be made only by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and management, as well as financial statements and only in jurisdictions in which such offer or invitation may legally and validly be made.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

PROPOSED SPIN-OFF AND SEPARATE LISTING OF

KUNLUNXIN ON THE MAIN BOARD

OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Reference is made to the voluntary announcement of the Company dated December 7, 2025 in relation to its assessment of a possible spin-off and separate listing of Kunlunxin.

The Company submitted a proposal in relation to the Proposed Spin-off to the Hong Kong Stock Exchange pursuant to PN15 of the Listing Rules and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

The Company hereby announces that on January 1, 2026, Kunlunxin, through its joint sponsors, on a confidential basis, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the Kunlunxin Shares on the Main Board of the Hong Kong Stock Exchange.

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of Kunlunxin Shares, comprising (i) a Hong Kong public offering of Kunlunxin Shares for subscription by the public in Hong Kong; and (ii) a placing of Kunlunxin Shares to institutional and professional investors. As at the date of this announcement, Kunlunxin is a non-wholly owned subsidiary of the Company. Following completion of the Proposed Spin-off, it is expected that Kunlunxin will remain as a subsidiary of the Company.

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in Kunlunxin, have not yet been finalised.

The Proposed Spin-off is subject to, among other things, the obtaining of approvals from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Kunlunxin Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of Kunlunxin Shares, and the final decisions of the Company and Kunlunxin. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

INTRODUCTION

Reference is made to the voluntary announcement of the Company dated December 7, 2025 in relation to its assessment of a possible spin-off and separate listing of Kunlunxin.

The Company submitted a proposal in relation to the Proposed Spin-off to the Hong Kong Stock Exchange pursuant to PN15 of the Listing Rules and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

The Company hereby announces that on January 1, 2026, Kunlunxin, through its joint sponsors, on a confidential basis, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the Kunlunxin Shares on the Main Board of the Hong Kong Stock Exchange.

THE PROPOSED SPIN-OFF

The Proposed Spin-off is currently intended to be effected by way of Global Offering of Kunlunxin Shares, comprising (i) a Hong Kong public offering of Kunlunxin Shares for subscription by the public in Hong Kong; and (ii) a placing of Kunlunxin Shares to institutional and professional investors. As at the date of this announcement, Kunlunxin is a non-wholly owned subsidiary of the Company and is an industry-leading provider of AI computing chips and related integrated hardware-software systems, dedicated to making computing more intelligent. Following completion of the Proposed Spin-off, it is expected that Kunlunxin will remain as a subsidiary of the Company.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Company considers that the Proposed Spin-off is commercially beneficial to the Company and Kunlunxin and in the interest of the Shareholders as a whole, among others, for the following reasons:

a)

the Proposed Spin-off could better reflect the value of the Kunlunxin Group on its own merits and increase its operational and financial transparency, through which investors would be able to appraise and assess the performance and potential of the Kunlunxin Group separately and distinctly from those of the Retained Group;

b)

Kunlunxin’s business would be appealing to an investor base that specialized in the business of general-purpose AI computing chips and related software-hardware systems, which is different from the relatively more diverse business model of the Retained Group’s operations; and

c)

the business of the Kunlunxin Group has a size sufficient to pursue a listing status and the Company considers that such status will be beneficial to the Company and Kunlunxin, given that the Proposed Spin-off will (i) enhance Kunlunxin’s profile among its customers, suppliers, and potential strategic partners and its position to negotiate and solicit more business, so that the Retained Group will be able to benefit from the growth of Kunlunxin through its shareholding in Kunlunxin; (ii) enable Kunlunxin to directly and independently access both equity and debt capital markets in the future should the need arise, which allows a more efficient deployment of financial resources of the Retained Group; and (iii) lead to a more direct alignment of the responsibilities and accountability of the management of both the Company and Kunlunxin with their respective operating and financial performance, which would result in enhanced management focus and corporate governance.

WAIVER FROM STRICT COMPLIANCE WITH PARAGRAPH 3(F) OF PN15

Pursuant to the requirements under paragraph 3(f) of PN15, a listed company contemplating a spin-off is required to have due regard to the interests of its existing shareholders by providing them with an assured entitlement to the shares of the spun-off entity, either by way of a distribution in specie of existing shares in the spun-off entity or by way of preferred application in any offering of existing or new shares in the spun-off entity.

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirement that the Shareholders be provided an assured entitlement to Kunlunxin Shares (as set out under paragraph 3(f) of PN15) (the “Waiver”) on the basis that: (i) the extensive endeavour and substantial costs for providing the assured entitlement by way of distribution in specie or preferred application in any offering would be disproportionate or excessive to the benefits of the Company’s shareholders conferred by the assured entitlement, as U.S. securities laws would require Kunlunxin to conduct a public offering in the United States and file a registration statement with the SEC under the U.S. Securities Act among other procedures that would be unduly burdensome, (ii) as a dual listed company, the Company’s securities are primarily listed and traded on Nasdaq and there is no similar requirement under applicable U.S. securities laws and Nasdaq listing rules, (iii) it is unduly burdensome and not practically necessary to seek Shareholders’ approval with regard to the waiver of the assured entitlement as set out under paragraph 3(f) of PN15, and (iv) the Proposed Spin-off is insignificant to the Company and its Shareholders with reference to the Company’s total asset, revenue and gross profit.

The Board is of the view that the Proposed Spin-off and the Waiver are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in Kunlunxin, have not yet been finalised. It is expected that the Proposed Spin-off, if materialises, will not affect the Company’s eligibility or suitability as a secondary listed issuer on the Hong Kong Stock Exchange under Chapter 19C of the Listing Rules.

The Proposed Spin-off is subject to, among other things, the obtaining of approvals from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Kunlunxin Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of Kunlunxin Shares, and the final decisions of the Company and Kunlunxin. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

“ADS(s)”	the American Depositary Share(s), each ADSs representing eight Class A ordinary shares of the Company

“Board”	the board of the Directors

“Company”	Baidu, Inc., a company incorporated in the Cayman Islands on January 18, 2000 as an exempted company, with its ADSs listed on Nasdaq in the United States and its Class A ordinary shares secondarily listed on the Main Board of the Hong Kong Stock Exchange

“Director(s)”	the director(s) of the Company

“Global Offering”	the offer of Kunlunxin Shares for subscription by the public in Hong Kong and the placing of the Kunlunxin Shares to professional and institutional investors

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Kunlunxin”	Kunlunxin (Beijing) Technology Co., Ltd.* (崑崙芯（北京）科 技股份有限公司), a limited liability company established under the laws of the PRC, which has been converted into a joint stock company incorporated in the PRC with limited liability, and a non-wholly owned subsidiary of the Company

“Kunlunxin Group”	Kunlunxin and its subsidiaries

“Kunlunxin Shares”	the ordinary share(s) in the share capital of Kunlunxin with a nominal value of RMB0.4 each, which are to be subscribed for and traded in Hong Kong dollars and to be listed on the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time)

“PN15”	Practice Note 15 of the Listing Rules

“PRC”	the People’s Republic of China which, for the purpose of this announcement only, does not include Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Spin-off”	the proposed spin-off of Kunlunxin by way of a separate listing of the Kunlunxin Shares on the Main Board of the Hong Kong Stock Exchange

“Retained Group”	the Group, excluding the Kunlunxin Group

“SEC”	the Securities and Exchange Commission of the United States of America

“Share(s)”	the ordinary share(s) of par value of US$0.000000625 each in the share capital of the Company, which include both Class A ordinary shares and Class B ordinary shares

“Shareholder(s)”	the shareholder(s) of the Company

“subsidiary(ies)”	has the meaning as ascribed thereto in the Listing Rules

“U.S.”	the United States

“US$”	US dollar(s), the lawful currency of the U.S.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, January 2, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.